February 22, 2010

Kimberly A. Plante
Associate Counsel
National Security Life & Annuity Company
One Financial Way
Montgomery, Ohio 45242

> Re: National Security Life & Annuity Co. Variable Account N:
> Initial Registration Statements on Form N-4
> NScore Lite III VA Contract (SEC Nos. 333-164068 & 811-10619)
> NScore Premier II VA Contract (SEC Nos. 333-164071 & 811-10619)
> NScore Flex II VA Contract (SEC Nos. 333-164072 & 811-10619)
> NScore Xtra II VA Contract (SEC Nos. 333-164074 & 811-10619)
> NScore Wrap VA Contract (SEC Nos. 333-164076 & 811-10619)

Dear Ms. Plante:

The Staff has reviewed the above-referenced initial registration statements, which the Commission received on December 30, 2009, as well as the related EDGAR correspondence filed on January 27, 2010. Unless otherwise stated, page numbers in this letter refer to the pagination in the courtesy copy of the NScore Premier II contract provided to the staff, and Item references are to the Item numbers set forth in Form N-4. Based on our review of this filing, we have the following comments.

1. *Cover Page Disclosure.*
a. Contract Availability. If Registrant currently intends to sell these contracts only in New York as indicated to the Staff, please revise the last sentence of the first paragraph accordingly.
b. SEC No. 333-164074 only. On the cover page, please use boldface type or some other means of drawing attention to the two cautionary sentences about the risks associated with the bonus credit.

2. *Available Funds (pp. 2-3).* If either the Omni Portfolio or the Ivy Funds VIP Asset Strategy Portfolio is a fund of funds, please indicate this by appending the appropriate footnote. Also, per the requirements of Item 5(c)(ii), please indicate the current investment objective of the Janus Portfolio.

3. *Glossary (pp. 5-6).* Please clarify the definition of Valuation Period to indicate when a valuation period begins. Also, please define the acronym "DCA" in the glossary or on page 11 where it appears for the first time.

4. *Transaction Fee Table: Surrender Charge (p. 7).* Please clarify that the surrender charge is a percentage of purchase payments withdrawn and move the remaining parenthetical information to a footnote.

5.   *Summary of Maximum Contract Expenses (p. 8).* Please correct the rider names so they are consistent throughout the prospectus. Specifically, please delete the references to the 2009 version of certain riders; these references are unnecessary and particularly confusing in a product that was not available in 2009.

6.   *Portfolio Fee Table (p. 8).* Please disclose whether the fees in the table reflect the expenses of the underlying funds for funds subject to a fund of funds structure and confirm that the figures presented comply with Instruction 17(a) to Item 3 of Form N-4.

7.   *National Security Variable Account N (p. 10).* Please revise the second paragraph on page 10 to make clear that investors are looking to the financial strength of the insurance company for its obligations under the various living benefit riders and enhanced death benefit features offered.

8.   *Fixed Accumulation Account (pp. 10-11).* The last two bullet points on page 11 refer to loans and loan interest charges that are not described in full elsewhere in the prospectus and for which there are no charges indicated in the fee table. Please add the required disclosure about the loan feature and the relevant charges or delete the references to it.

9.   *Optional Asset Allocation Models - Classifications (pp. 16-17).* The first paragraph under the "Classifications" heading states that updated allocation instructions must comply with 2(a) or 2(b). Please clarify that this refers to the investment restriction description several pages earlier. We also note that this disclosure does not include certain information covered by the parallel prospectus disclosure in Registrant's related Ohio National products. For example, it does not describe how classification changes can impact future transfer requests and does not include a separate section rebalancing section in the asset allocation program disclosure. Please revise as necessary to make the disclosure for these products at least as complete as the corresponding sections of the companion Ohio National products. In revising, please make sure the new disclosure reflects any changes required by Staff comments on the parallel Ohio National language.

10. *Surrender Charge (p. 18).* Please state whether the surrender charge applies after annuitization and, if appropriate, provide additional information clarifying how the charge operates during the annuity payout period.

11. *Deduction for Mortality & Expense Risk Fee (p. 19).* Given that Registrant is charging the maximum M&E fee indicated in the fee table, please delete the following sentence or explain how it applies: "[w]e agree that the deduction for these risk undertakings shall not be increased to more than the rate in effect at the time the contract is issued."

12. *Charges for Optional Benefits (pp. 19-20).* Please delete all references to riders that are "[n]o longer available for purchase" or not sold "after May 15, 2009." As these are new products, the prospectus disclosure should only include information about features that will be part of the security when initially offered.

13. *Free Look (p. 21).*
a.   Timeliness of Return. Please indicate whether the free look provision requires the returned contract to be post-marked by the last day of the free look period or whether it must be received by the insurance company or its agent by that date. See Form N-4, Item 11(e).

b. Amount of Refund. The disclosure states that the contractowner will "get a refund of the contract value as of the date of cancellation." Please define "contract value" here or in the glossary.

c. Bonus Credit (SEC No. 333-164074 only; pp.21-22). Please clarify how recapturing the bonus credit impacts the value returned to the contractowner. Specifically, state that recapture of the full amount of the bonus means the contractowner could receive less than the original amount invested if market performance has been negative. Alternatively, you may cross-reference the disclosure where this is described.

14. Crediting Accumulation Units (pp. 21-22). Please revise the last sentence of this subsection using the defined term "Valuation Period" rather than the to "any process day." For SEC No. 333-164073, please clarify when and how any Extra Credits are applied or cross-reference the relevant disclosure.

15. Surrender and Withdrawal (pp. 22-23). Please provide additional disclosure explaining the statement, "[s]urrenders and withdrawals are limited and not permitted in connection with certain retirement plans." If this is covered in the tax section, please revise the cross-reference to make that clear. Also, please define the Securities and Exchange Commission as the "Commission" or, at least, refer to it consistently in the numbered paragraphs at the top of page 23.

16. Annual Reset Death Benefit Rider ("ARDBR") - Earnings Base (pp. 29-30). Please identify the "guaranteed earnings rate for values in the variable portfolios or in one of the Asset Allocation Models" or describe how and when that rate is set and how a contractowner can find the current rate information.

17. Optional GMIB Rider: Introductory Disclosure (p. 35).
a. Rider Offered. Please delete the entire GMIB Rider section if these contracts will be offered solely in states where the GLWB or Joint GLWB is available. Otherwise, please clarify whether there is more than one version of the GMIB rider offered. The introductory disclosure refers to "the GMIB rider" and "a GMIB rider" while the most of the remaining disclosure uses the name "GMIB Plus with Annual Reset rider." These broad references appear to be hold-over language from other contracts with multiple GMIB riders in them while this one only appears to offer the GMIB Plus with Annual Reset rider.

b. Significant Restrictions. Please add prominent disclosure in the introductory section to the effect that "**the GMIB Plus with Annual Reset rider must be in effect for 10 years to annuitize the contract under the rider**" as indicated later in the Step-up Base section.

c. Necessary Context. The detailed descriptions of the various base values, withdrawal benefits, and rider restrictions are hard to understand without a more complete introduction to the rider as a whole. Please add introductory disclosure summarizing: (i) what the rider does (*i.e.*, short-term withdrawal benefits and long-term annuitization benefits that may provide more than contract value would); (ii) how it works; (iii) what things/actions can affect present and future benefits; (iv) the general circumstances in which it would be advantageous to have the rider; and (v) the general circumstances in which it would be disadvantageous to have the rider. Optimal introductory disclosure should summarize the main concepts around which the rider was designed, *e.g.*, that:

- the rider gives the contractowner the right to take annual withdrawals equal to a certain amount regardless of the contract value and without paying a surrender charge;

- that the annual withdrawal amount is 5% of a value called the "guaranteed earnings income base";

- that the value changes annually;

- after 10 years, the contractowner can receive guaranteed lifetime annuity payments rather than taking withdrawals;

- the annuity payment value is based on one of two values, each of which is calculated annually and changes based on different factors;

- one factor is the "guaranteed earnings income base," a fictitious value that assumes the contractowner's initial variable investments earned a 5% return;

- the other is the "step-up base," which is the highest actual contract value on any contract anniversary before annuitization under the rider;

- the GLWB Base is recalculated annually, so the allowable annual withdrawal amount can change each year as well; and

- Certain contractowner actions can increase or decrease both base values (making additional purchase payments, not taking permitted annual withdrawals, or withdrawing more than the annual amount permitted under the rider).

The introduction must lay a clear foundation for understanding exceptions, variations and procedures described in each of the subsections that follow. Please revise and supplement the current disclosure as necessary to achieve this.

18. GMIB: Guaranteed Earnings Income Base (pp. 35-36). In the discussion of withdrawals that reduce the income base pro-rata (top ¶, p. 36), please expand the last sentence and use bold font or some other means of drawing attention to it. If the owner takes an excess withdrawal, can the contract and the rider terminate if the contract value falls to zero without a qualifying GMIB rider reset in the interim? If so, the revised disclosure should state this prominently.

19. GMIB: Step-up Base & Resets (pp. 36, 37). Please reorganize the information currently under the "Step-up Base" and "Reset" headings so that the overlapping and related concepts and procedures are presented more clearly. Consider creating an "Annuitization" section and organizing each section the same way. For example, you may find it helpful to summarize the elements of each feature and/or value first, then describe the procedures that govern it, and finally show any calculations that pertain to it.

20. GMIB: No Lapse Provision (pp. 36-37). Please provide additional disclosure explaining the bold, cautionary statement in this paragraph. Currently, the No Lapse section uses many similar terms, and it is hard to understand which values affect the contractowner's protections. For example, in the second sentence, what is the difference between the "guaranteed income base" and the "then-guaranteed income base?" Is there a difference between the "guaranteed earnings income base" in the bold sentence and the "guaranteed income base" referred to in the last sentence? Is it possible to reset the GMIB rider after an excess withdrawal and still not reinstate the "no lapse" protection? If so, how? Please clarify the relationship between the "guaranteed earnings income base", a GMIB rider reset, and contract value and distinguish from step-up values described in the "Resets" section.

21. Optional GLWB Riders (pp. 39-47). Please make changes to this disclosure consistent with my January 8, 2010, discussion with Heather Harker regarding the same disclosure in post-effective amendments for a number of existing products issued by Registrant's affiliated Ohio National separate accounts.

22. Chart: Summary of Optional Living Benefit Riders (pp. 48-49).
a. Availability. Please make it more obvious that the contract offers either the GMIB rider or the 2 GMWB riders (but not both) or delete the unnecessary disclosure per Comment 17(a), above.

b. GLWB v. Joint GLWB. Please consider modifying the "Who may want to consider the Rider" description for the joint GLWB. Depending on the prospective purchaser's purpose, the regular GMWB rider may be more advantageous to some married couples. Because the current descriptions are identical, readers may have the impression that the joint option is always more beneficial to married prospective purchasers. Also, in the Joint GLWB Features column, please add the "Investment restrictions" bullet point for clarity.

22. Item 7(c): Changes to the Contract. Per the requirements of Item 7(c) and the related instruction, the prospectus must disclose any material changes that may be made to the contract, who, if anyone, must approve them, and who, if anyone, must receive notice of them. The Staff notes that some information responsive to this requirement is scattered throughout various sections of the prospectus. However, it generally reserves Registrant's right to make a particular contract change and requires additional information to satisfy subsections (c)(ii) and (iii) of Item 7. In your response letter, please include a representation that the prospectus describes all material changes registrant reserves the right to make.

23. Item 11(d): Lapse. The "No-Lapse" provision associated with the GMIB rider refers to "no-lapse protection" under the rider, but there is nothing specifically addressing lapse and reinstatement under the contract itself. Per the requirements of Item 11(d), please provide disclosure describing any provisions for lapse or involuntary redemptions under the contract. In this new section, please cross-reference any existing disclosure that covers these issues as they apply to the various riders.

24. Performance Calculations (SAI, p. 3). The SAI page states that for the performance calculations, "we convert the $30 annual contract administration charge to an annual percentage charge of 0.00%." There is no annual contract administration charge for contracts over $50,000. The effect of that charge on contracts with total values less than $50,000 would be to reduce the returns." See SAI p. 3. Please confirm that this calculation meets the Item 21(b)(iii) requirement of representing charges on all contractowners with an account size equal to the subaccount's mean or median account size. See Related Instruction 1 to Item 21(b)(ii).

25. Opinion of Counsel. Please submit a new opinion of counsel which does not include the phrase "when issued as contemplated by the Registration Statement" in paragraph #2 or, in your response letter, explain the reason Registrant can not provide an unconditional legal opinion.

26. Power of Attorney. Please provide powers of attorney that relate specifically to these new registration statements as required by Rule 483(b) of the 1933 Act. This means that each power of attorney must either (a) specifically list the '33 Act registration numbers of the initial filings, or (b) specifically name the contract prospectuses and SAIs being registered.

27. Prior Comments on Parallel Disclosure. As you make changes to address the comments above, please review the comments I provided to Registrant's outside counsel on post-effective amendment #33 to SEC No. 333-43515 filed on December 3, 2009. To the extent these filings include the same provisions, the same comments apply. Please revise the corresponding provisions as necessary.

28. Other Required Disclosure, Exhibits, and Representations. Any exhibits, financial statements and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing nor does the participation in the comment process;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does participation in the comment process; and

• the insurance company may not assert this action or participation in the comment process as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter filed as EDGAR correspondence associated with the initial registration statement. The letter should include the acknowledgements requested in the final comment above and an explanation of how Registrant has revised the disclosure to satisfy each of our comments. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request the acceleration of the effective date of the registration statement. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

 If you have any questions, you are welcome to call me at 202.551.6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-8629.

 Sincerely,

 Rebecca A. Marquigny
 Senior Counsel
 Office of Insurance Products